NEWS RELEASE

October 26, 2017

Nevsun Announces Updated PEA for Timok Upper Zone Copper Project
With a US$1.5 Billion NPV and a 50% IRR

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (Nevsun or the Company) today announced the results of the updated Preliminary Economic Assessment (“PEA”) for the high grade Timok Upper Zone project in Serbia (“Timok Project” or “Project”), one of the world’s best undeveloped copper projects.  All economic values are in 2017 US dollars unless indicated otherwise.

Timok Upper Zone Project PEA Highlights

  15 year mine life producing over 2.1 billion pounds or 0.96 million tonnes of payable copper
  Sub-level cave mining with 3.3 million tonnes per annum conventional plant producing copper concentrate
  After tax NAV of $1.5 billion at flat $3.00 per pound copper and 8% discount rate
  $630 million in pre-production capital with 50% IRR and under 1.5 year payback
  Located in an established mining jurisdiction supportive of new mining investment
  Strong project economics support a wide range of financing alternatives
  Upside potential from on-license exploration and gold in pyrite concentrate
  Next steps: PFS and exploration decline start in Q1 2018 followed by FS in H1 2019

Nevsun CEO Peter Kukielski commented, “The PEA demonstrates the extremely compelling economics of the Timok Upper Zone project. Nevsun is in a unique position in the industry with a 100% ownership of a high grade, high return copper project in a well-established mining jurisdiction.”

Mr. Kukielski continued, “For now, we remain focused on further defining the project capital cost and execution plan through robust front-end engineering.  Additional detailed design and metallurgical test work is ongoing ahead of the pre-feasibility study and we now plan to break ground on the exploration decline in Q1 2018.  We are working with the Serbian government on permitting with the objective to start production in 2021.”

CFO, Ryan MacWilliam continued, “Nevsun’s strong balance sheet with $151 million in cash, no debt, Bisha cash flow and strong front-end cash flow from Timok, puts the Company in a strong position to finance the project build.”

The PEA includes an additional 36,639 meters of infill drilling, an updated mineral resource estimate, a mining method based upon numerous tradeoff studies, additional metallurgical test work, process plant and infrastructure engineering and a new marketing study.  Further work during the pre-feasibility study (“PFS”) due in Q1 2018 and the feasibility study (“FS”) expected in H1 2019 will further define the project and optimize costs for the construction and operation phases of the project.

Permitting of the exploration decline (“Exploration Decline”) is in the final stages and we expect to break ground in Q1 2018.

This PEA was compiled and project managed by SRK (Vancouver) with input from SRK (Cardiff), Knight Piesold (Vancouver), Bluequest (Zug) and Ausenco (Toronto).

An NI43-101 Technical Report that summarizes the results of the PEA and incorporates a revised mineral resource statement will be filed within 45 days on SEDAR and on the Company’s website.

The PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA will be realized.  In the modelled mine material about 18% of the contained copper is inferred mineral resources, for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling which is sufficient to imply but not verify geological and grade and/or quality continuity. Mineral resources that are not mineral reserves do not by definition have demonstrated economic viability.

PEA Summary and Economic Analysis

Table 1: Economic and Operational Summary

M = million

Metal Price Assumptions	Life of Mine (“LOM”)
Copper Price US$ per pound	$3.00
Gold Price US$ per ounce	$1,300
CapitalRequirements
Initial Capital Requirement	$630 M
Life of Mine Sustaining Capital	$342 M
Closure Costs	$58 M
Operating Costs
Mining	$18.57 per tonne
Processing, Waste & Water Management	$10.06 per tonne
G&A	$2.37 per tonne
Total Site Costs	$31.00 per tonne
C1 Cash Cost	$1.02 per pound
C3 Cash Cost	$1.59 per pound
ProductionSummary
Total Mill Feed	42.1 M tonne
Diluted Copper Feed Grade	2.6%
Diluted Gold Grade	1.7 gram per tonne
Diluted Arsenic Grade	0.13%
Annual Mine Production	3.3 M tonne per annum
Life of Mine (“LOM”)	15 years
LOM Copper Recovery	92%
LOM Gold Recovery	31%
LOM Copper Bulk Concentrate Grade	22.5%
LOM Gold Bulk Concentrate Grade	4.8 gram per tonne
LOM Arsenic Bulk Concentrate Grade	1.1%
Payable Copper	2,105 M pounds
Payable Gold	569,000 ounces
ProjectEconomics – After Tax
NPV (8% Discount Rate)	$1,473 M
Internal Rate of Return	50%
Payback (from start of processing)	1.4 Years
Cumulative Cash Flow	$2,810 M

Table 2: Total LOM Revenue, Costs and Cash Flows

Project Parameter	LOM Total (M)
Total Gross Revenue	$7,055
Transportation, Refining & Penalties	-$1,578
Net Smelter Return (“NSR”)	$5,477
Royalties	-$274
Site Operating Costs	-$1,306
Capital Costs (pre-production, sustaining & closure)	-$1,030
Project Cash Flow (Pre-Tax)	$2,867

                               Note: totals may not match sum of individual items due to rounding

The corporate income tax rate is 15%.  The project is expected to benefit from a 10-year tax holiday provided in the current Corporate Income Tax Law in Serbia and applicable to major investments in the country. Serbia has a 5% net smelter return (“NSR”) royalty and various payroll and other taxes to generate revenue. The Project capital excludes two staged payments due to Freeport McMoRan (“Freeport”): $45M payable upon earliest of (i) build decision on the Upper Zone, (ii) access to any orebody for direct ship material; and $50M payable to Freeport upon achievement of commercial production and up to $12.5 million to be paid to Freeport out of Project cash flow.

Project economics are most sensitive to metal prices as demonstrated in the sensitivity analysis below.

Table 3: After-Tax NPV and IRR Sensitivity to Copper Price

	-15% $2.55 per pound	Base Case $3.00 per pound	+15% $3.45 per pound
After-Tax NPV (M)	$1,001	$1,473	$1,945
IRR (%)	41%	50%	58%
Payback (Years)	1.6	1.4	1.2

Initial and Sustaining Capital Estimate

Initial pre-production capital expenditures are estimated at $630M. The Project initial pre-production capital consists of underground and surface infrastructure and facilities required prior to start of operations.  Approximately 37% of the total initial capital is associated with underground development and underground infrastructure, which includes the Exploration Decline, ventilation raises, over 22 kilometers of initial underground development, the first primary crusher, material conveyor system and purchase of underground mining equipment.  Another 33% of the total initial capital is associated with the surface facilities and infrastructure, which include the construction of the processing plant, water management system, initial phase of the Tailings Storage Facility (“TSF”) and other supporting and ancillary surface infrastructure typically required at a mine site.  The remaining 30% of the total initial capital is associated with owner costs, which includes land acquisition and total project contingency.

The sustaining capital is estimated at $400M and includes $58M in closure costs. This total includes $158M for mine development and underground infrastructure spending that includes installation of a second lower underground crusher and conveyor as the mine deepens.  $124M is required to sustain the process plant, power supply facilities, waste management facility expansions and other site infrastructure sustaining costs.

Table 4a: Initial Pre-Production Capital and Sustaining Capital Breakdown

Capital Cost Summary	Initial Capital (M)	Sustaining Capital (M)	Total Capital (M)
Underground (“UG”) Mine Development	$165	$120	$285
Underground Mine Infrastructure	$70	$38	$108
General Surface Infrastructure	$24	$15	$39
Process Plant	$112	$51	$163
Waste Management/TSF	$68	$57	$125
Site Water Management	$3	$1	$4
Owner Costs	$70	-	$70
Contingency	$102	$60	$162
Capitalized Operating Cost UG development prior to processing Startup	$15	-	$15
Closure	-	$58	$58
Total Capex	$630	$400	$1,030

                                Note: totals do not match sum of individual items due to rounding

Table 4b: Pre-Production Capital and Sustaining Capital Schedule

Year	Initial Capital (M)	Sustaining Capital (M)
2018	$62	-
2019	$178	-
2020	$262	-
2021	$127	$17
2022	-	$34
2023	-	$31
2024	-	$54
2025	-	$20
2026	-	$37
2027	-	$31
2028	-	$22
2029	-	$18
2030	-	$12
2031	-	$20
2032	-	$23
2033	-	$9
2034	-	$8
2035	-	$2
2036 - 2039	-	$60
LOM Total	$630	$400

Operating Cost Estimate

Onsite operating costs are expected to average $31.00 per tonne milled with offsite operating costs estimated to average $37.46 per tonne milled excluding the Serbia government royalty for the LOM.

Table 5: LOM Operating Costs

Operating Cost (“Opex”)	Total (M)	$ per tonne Milled
Mining	$782	$18.57
Processing, Water & TSF	$424	$10.06
G&A	$100	$2.37
Subtotal Onsite Opex	$1,306	$31.00
TC, RC, Penalties & Transport & Transport	$1,578	$37.46
Royalties	$274	$6.50
Subtotal Offsite Opex	$1,852	$43.96
All-in Opex	$3,158	$74.96

                                Note: totals may not match sum of individual items due to rounding

Mining Design Details

This PEA is based on a Sub Level Caving (“SLC”) mining method.  SLC is applicable through a wide range of geotechnical conditions and is typically used in massive, steeply-dipping orebodies with considerable strike length as at the Timok Project.   An added benefit is the variable high grades near the top of the deposit are blended through the caving process.

Table 6: Material Milling Plan By Year

Year	Material Mined = Milled (000 tonne)	Cu (%)	Au (gram per tonne)	As (%)	Contained Metal
					Cu (000 tonnes)	Au (000 ounces)
2021	488	6.2	4.29	0.18	30.2	67
2022	2,711	5.5	3.80	0.16	149.2	331
2023	3,193	4.6	2.99	0.17	147.4	307
2024	3,250	4.3	2.93	0.16	138.5	306
2025	3,229	3.7	2.33	0.16	118.2	242
2026	3,216	3.0	1.77	0.17	96.3	183
2027	3,148	2.4	1.54	0.15	75.2	156
2028	3,197	2.1	1.47	0.13	67.5	152
2029	3,142	1.8	1.15	0.12	55.2	116
2030	3,165	1.5	0.94	0.10	48.7	95
2031	3,181	1.4	0.80	0.10	44.5	82
2032	3,048	1.3	0.69	0.10	39.3	68
2033	2,867	1.2	0.61	0.11	35.3	56
2034	2,072	1.1	0.57	0.10	23.6	38
2035	1,844	1.1	0.48	0.11	20.1	29
2036	375	1.0	0.10	0.03	3.7	1
LOM Total	42,124	2.6	1.65	0.13	1,093	2,229

                                Note: totals may not match sum of individual items due to rounding

Selective mining and semi-selective mining methods were reviewed and not carried forward in this PEA for the following reasons:

  Selective mining, such as drift and fill, was not suitable because the current Mineral Resource drill spacing (25 meters by 25 meters) does not provide sufficient certainty of grade consistency or distribution within the higher grade cutoffs of the ultra-high grade material (“UHG”).  However, the current Mineral Resource drill spacing does allow higher confidence at lower grade cutoff grades for bulk mining methods such as SLC.

  Semi-selective mining methods such as Sublevel Open Stoping (“SLOS”) were rejected due to the high variability of the geotechnical conditions within the orebody.  The presence of the UHG near the top of the orebody means that stope stability requirements would require stopes that were too small to set up and mine practically.
  It should also be noted that both selective and semi-selective methods require more waste material for backfilling than would be generated by the milling operation.   Backfill material would then need to be acquired from secondary sources increasing cost.

The total LOM dilution is higher for SLC than selective and semi-selective mining methods, however the SLC method does allow conversion of higher tonnages of minable material from the Mineral Resource due to lower unit mining costs and hence lower cut-off grade. The dilution profile over the vertical height of the orebody ranges from 7% at the top to over 30% near the bottom with a LOM average of 27%. During the PFS and FS process, a further review of the SLC draw strategy to decrease dilution will be undertaken, as there are successful benchmarked SLC operations that experience as little as 10% to 15% dilution.

The underground mine will be developed in three phases:

1.	The Exploration Decline consists of twin 5 meter x 5 meter ramps which will be driven straight for approximately 2,800 meters to 400 meters below the surface. This Exploration Decline will serve as the main access, egress and material haulage ramp for the mine. Exploration Decline construction is expected to take up to two years to complete. Once at depth, the upper portion of the orebody will be drilled perpendicular to the current drilling. This drilling will increase geotechnical knowledge and tighten up the existing mineral resources drill density.

2.	Mine infrastructure and development including the first underground primary jaw crusher about half way down the orebody which will support production for the first 7.5 years. This Phase will begin upon receipt of the Exploitation License from the bottom of the Exploration Decline.

3.	Sustaining mine infrastructure development which provides access to lower production levels and a second jaw crusher at the bottom of the orebody which will be utilized for the final 7.5 years of the mine life.

LOM material will be transported to surface by a staged underground conveyor system connecting to an overland conveyor to the process plant.

Primary ventilation consists of a push/pull system with a fresh air raise and a return air raise (RAR).  Both raises will be installed using raise bore techniques from access off the Exploration Decline.

Mine dewatering will be conducted by a series of pumps.   The water balance predicts moderate inflow to the underground from groundwater which will average between 25 to 30 liters per second over the life of mine.  The dewatering design capacity is 60 liters per second to accommodate groundwater inflows and service water from mine operations.

The mining cost estimates were generated using first principles development costs and associated support for the forecast ground conditions.  Labour and development costs were benchmarked on operating mines within Eastern Europe.

Metallurgical Testing Details

The metallurgical test work performed during this PEA study further expanded upon prior work done in 2015 and 2016 where basic parameters were established for a conventional copper flotation process and flowsheet. For this PEA, the focus of the metallurgical work was optimization of the established flowsheet and variability testing.

Optimization test work, performed at SGS-Lakefield (SGS), targeted the flotation conditions to separate the different copper species and maximize recovery of metals while also maintaining the quality of concentrates. This program generated additional concentrate samples to be used to investigate other metallurgical opportunities for the project at a scoping level, such as pyrite-gold recovery options and arsenic reduction options for copper concentrates.

The variability program, also at SGS, tested the response of varying flotation conditions when fed with differing samples. A parallel program was initiated in Serbia with the Mining and Metallurgy Institute in Bor, to confirm results being generated at SGS.

Processing Design Details

The copper mineralogy consists primarily of covellite and enargite. The mineralization also contains significant amounts of pyrite, accounting for approximately 45% of total tonnage.  The process plant design is based on key inputs from the metallurgical test work programs, the mine production plan, and industry best practices, including benchmarking of similar copper-gold concentrators.

The process plant has been designed to treat an average of 8,900 tonnes per day, equivalent to 3.25M tonnes per annum.  The plant will produce a single bulk concentrate and a gold bearing pyrite rougher concentrate (“Rougher Pyrite”) which will be stored in a dedicated pyritic tailings storage facility, a separate compartmentalized subset of the larger Tailings Storage Facility (“TSF”).  This tailings design preserves the potential to profitably monetize gold contained in the Rougher Pyrite by further processing it to either a saleable pyrite-gold concentrate or to extract the contained gold at site. Approximately two thirds of gold contained in the mined material over the life of mine reports to the Rougher Pyrite.

Table 7: PEA Bulk Concentrate Grades and Recoveries

Material Type	Cu Grade	Years	Recoveries			Cu Concentrate Grade (% Cu)
			Cu	Au	As
High Grade	> 6%	1	94%	34%	84%	29%
Medium High Grade	4 - 6%	2 to 4	94%	35%	94%	25%
Medium Low Grade	2 - 4%	5 to 8	92%	27%	93%	20%
Low Grade	< 2%	9 to 15	87%	27%	82%	20%

The processing flowsheet is considered conventional and consists of primary underground crushing; underground conveyors; overland conveying to the processing plant; coarse material storage bins; SAG and ball mill comminution circuit; copper flotation comprising of rougher flotation, regrind, and three stages of cleaning; copper concentrate thickening and filtration; and  pyrite rougher flotation.  Other supporting systems to the process plant and site are included and generally consist of  reagents storage and distribution; effluent treatment; water services which include fresh, fire, service, and process water systems; compressed air services; concentrate storage and handling; grinding media storage and addition; and plant control rooms.

The capital cost estimate for the processing facilities was prepared by Ausenco Canada. Pricing for major process equipment such as the primary crusher, SAG mill, ball mill, regrind mill, flotation cells, thickeners, and concentrate filters were obtained through budgetary quotations sent to multiple suppliers per each quotation package.  The remainder of process equipment and facilities have been sized/selected for this project’s specific requirements and priced based on benchmarks. Similarly, major discipline quantities such as earthworks, concrete, and steel have been priced based on drawings and unit rates benchmarked to project location and jurisdiction.  A similar approach was used for the labour rates and productivities assumed in the buildup of the cost estimate.  In general, this estimating approach meets and exceeds expectations for a typical PEA level study.

Though the basis of this PEA is production of a single bulk concentrate, the robust flowsheet is flexible and allows the option to produce two copper concentrate products, instead of a single concentrate, with relatively minor additions of flotation equipment.  In the two concentrates scenario, a clean concentrate less than 0.5% arsenic and a complex concentrate greater than 0.5% arsenic would be produced.  Which concentrate is produced will be subject to the market conditions for complex concentrate at that time, but the flexibility is key to manage off-site realization costs.

Tailings Storage Facility Details

Knight Piesold Ltd. Vancouver (“KP”) developed a long-term tailings storage strategy, including initial starter dams construction, future expansion stages and tailings deposition plan, to manage all deposition streams and water management structures based on the proposed mine development plan.

The proposed waste and tailings management system consists of two separate Tailings Storage Facilities (“TSF”):  Bulk TSF, where final tailings of copper concentrator are deposited; and Pyritic TSF, where the Rougher Pyrite is deposited for potential future processing.  The Pyritic TSF has both the basin and embankment fully lined with High Density Polyethylene (“HDPE”), while the Bulk TSF has a clay liner in the basin and the upstream face of embankment lined with HDPE.

PEA level cost estimates were developed for construction and closure of the TSF and water management structures using generated material quantities by the study design and benchmarked unit cost rates and productivity data from similar facilities in comparable jurisdictions.

Environmental, Permitting and Reclamation Details

The Project has contracted Dvoper Ltd, the Belgrade based subsidiary of a Croatian environmental permitting consulting firm, to support permitting and ERM, a global environmental consulting company, to perform environmental impact assessment work. ERM has subcontracted part of that work to Envico, a Belgrade based environmental and permitting consultant (“ERM/Envico”). ERM/Envico are also supporting environmental permitting.

The Project permitting process is on two separate and parallel tracks.  The first permitting track involves obtaining approval to start development of the Exploration Decline and the associated surface based supporting infrastructure at the portal site.   This permit is expected imminently with Exploration Decline construction starting in Q1 2018.  The other permitting effort focuses on those permits required to develop and operate the balance of the Project facilities, including the remainder of the underground mine development, the mineral processing facilities, TSF and other supporting infrastructure.

Since acquisition in June 2016, an International Finance Corporation (“IFC”) aligned land acquisition program has been underway in the project area under an incentivized willing seller, willing buyer approach. To date, the Company has acquired 28% of the total estimated lands for the project. The Company has already acquired enough lands in the Exploration Decline area to enable immediate construction once the permits have been issued. Ongoing cooperation with government entities is well underway regarding the acquisition of state-owned properties in the Project area. Given the rural and recreational component of the lands required for this project, less than ten physical and economic relocations will need to be undertaken.

Closure work is being led by ERM/Envico and the closure criteria were aligned with international best practices for closure and rehabilitation.

Product Marketing and Logistics Details

A preliminary marketing review of the Project’s anticipated copper concentrates indicates that the material has a low deleterious element composition except for arsenic.   As such, the Company assumed for purposes of this PEA it will market to copper smelters and traders capable of processing or blending higher arsenic copper concentrates (referred to generally as “complex” copper concentrates).  Higher treatment and refining charges along with arsenic penalties will be incurred to compensate buyers for managing this more complex concentrate.  However, the Company believes all of the Project’s copper concentrates will be marketable and sales can be made at acceptable terms in line with the market for complex concentrates.  Any future relaxation of current arsenic import limits on copper concentrates to China may materially improve commercial terms and represent an upside to the Project.

In terms of logistics, the Project site is favourably situated for export logistics and early investigations with regional rail operators, road authorities and port facilities, demonstrate diverse, viable road and rail options to transport concentrates to inland smelters and Black Sea port terminals for overseas shipments.

For this PEA, the realization costs shown in the table below are based on SRK’s reliance of the Company’s own views and experience with the copper concentrate market supplemented by a detailed marketing report prepared by Bluequest Resources AG, a specialist in marketing elevated arsenic content concentrates.

Table 8: LOM Realization Costs

LOM Realization Cost Assumptions	$ Amount
Treatment Charges	$157 per dry metric tonne of concentrate
Refining Charges	$0.157 per payable Cu pound
Penalties (Arsenic related)	$40 per dry metric tonne of concentrate
Transport and Other Selling Costs	$83 per dry metric tonne of concentrate
TC, RC, Penalties, Transport & Selling Costs & Transport	$1,578 M

Future studies will further investigate the potential to improve the Project’s overall net smelter return by marketing two separate grades of concentrates, a “clean” copper concentrate with a low level of arsenic and a complex copper concentrate with relatively higher level of arsenic verses a single bulk concentrate with a blended level of arsenic as assumed in this PEA.

Mineral Resource Estimate

All drilling data available for the Project as of April 24, 2017 was made available to SRK (UK). In comparison with the previous March 2016 mineral resource estimate, the new database includes an additional 52 exploration and resource drill holes resulting in an additional 36,639 meters.  The total drilling as of April 24, 2017 consists of 180 holes for 100,338 meters.

The summary Resource Statement for the Project is shown below.

Table 9: Summary Updated Timok Upper Zone Mineral Resource Statement (as at April 24, 2017)

Category (all domains)	Tonnes	Grade			Contained Metal
	M	% Cu	g/t Au	% As	Cu, M tonnes	Au, M ounces
Measured	2.2	8.6	5.7	0.29	0.19	0.40
Indicated	26.6	3.3	2.1	0.20	0.87	1.8
Total Measured and Indicated	28.7	3.7	2.4	0.20	1.05	2.2
Inferred	13.9	1.6	0.9	0.06	0.23	0.42

                                Note: totals do not match sum of individual items due to rounding.  See full table and notes at end of this news release. Qualified person Martin Pittuck SRK UK

When compared to the previous March 2016 Timok Upper Zone Mineral Resource estimate, a significant portion of the Inferred Resource (”Inferred”) was converted to Indicated Resource (“Indicated”). The resulting contained copper in the Indicated category increased some 350% from 0.2 to 0.9 million tonnes and contained gold some 200% from 0.6 to 1.8 million ounces.  In addition, 2.2 million tonnes of previously Indicated resource was upgraded to the Measured Resource category, at a grade of 8.6% copper and 5.7 g/t gold.

SRK considers that the key changes result from a combination of the following factors:

  metal converted to Measured and Indicated, primarily due to new infill drilling confirming the overall continuity of the geology and mineralization, typical grade distribution and average grades within better drilled areas of the deposit;
  reduction in geological continuity outside of interpreted fault boundaries, which impacts on the margins of the highest grade mineralization;
  refinement from infill drilling to the distribution of medium to high grade layering within parts of the massive sulphide domain;
  the lower volcano-sedimentary breccia domain postulated in the previous model has been re-interpreted, based on new drilling information; instead, low grade copper in covellite mineralization continues to depth, constrained by more competent, unmineralized andesite; and
  change in the cut-off approach from using copper grade to Resource NSR (“RscNSR”) value and elevation limit which has added low grade material at depth.

The complete resource table with notes is included at the end of this news release.

Technical Report

Further information about the PEA and the resource estimate referenced in this news release, including data verification, key assumptions, parameters, risks and other factors, will be provided in the NI 43-101 technical report on the Timok Project that the Company will file on SEDAR under the Company’s SEDAR profile at www.sedar.com within 45 days of this Press Release.

Cautionary Statement

The projected mining method, potential production profile and mine plan are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be converted to a mineral reserve. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport, which currently owns 39.6% and upon the completion of any Feasibility Study, Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Qualified Persons Statement

The technical content of this press release has been reviewed by the associated Qualified Persons (“QPs”) listed below for specific aspects of the report as defined by the National Instrument 43-101.

Mineral Resource – Martin Pittuck SRK UK

Mining – Jarek Jakubec SRK Vancouver

Economic Evaluation – Neil Winkelmann SRK Vancouver

Mineral Processing – Ray Walton

TSF – Mihajlo Samoukovic, Knight Piesold Vancouver

Frazer Bourchier, P.Eng., is Nevsun's designated Qualified Person and has reviewed and approved the overall contents of this press release.

Each of the individuals listed above are independent QPs for the purposes of NI 43-101. All scientific and technical information in this press release in respect of the Timok Project or the PEA is based upon information prepared by or under the supervision of those individuals.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s intentions for its Timok Upper Zone Project in Serbia (the “Timok Project”), including without limitation, future drilling and other work on the Timok Project.  The Company also cautions the reader that the preliminary economic assessment (“PEA”) on the Timok Project that supports the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, is preliminary in nature and there is no certainty that the PEA will be realized.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and development plans related to the Company, anticipated dividends, goals, strategies, future growth, exploration activities, the adequacy of financial resources and other events or conditions that may occur in the future.

These forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties. In addition to the assumptions contained herein, these assumptions include the assumptions described in the Company’s Annual Information Form (“AIF”) and the Company’s management's discussion and analysis for the year ended December 31, 2016 ("MD&A"). The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement.

These risks, uncertainties and factors include general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, lead, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; metallurgical challenges; operating or technical difficulties in connection with exploration; achievement of land acquisition requirements for the Timok Project; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; and other factors and risks discussed in the Company’s AIF and MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor - Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

Mineral Resource Estimate

All drilling data available for the Timok Upper Zone Project as of April 24, 2017 was made available to SRK (UK). In comparison with the previous March 2016 mineral resource estimate, the new database includes an additional 52 exploration and resource drill holes resulting in an additional 36,639 meters.  The total drilling as of April 24, 2017 consists of 180 holes for 100,338 meters.

The Mineral Resource has been evaluated based on a Resource NSR (“RscNSR”) cut off value based on copper, gold and arsenic, using a copper price of $3.49/lb and gold price of $1,565/oz using long term consensus forecasts with a 20% uplift as appropriate for assessing eventual economic potential of Mineral Resources. Assumed technical and economic parameters selected were based on the results of the PEA study.

SRK considers that the blocks with a RscNSR value greater than $35 have “reasonable prospects for eventual economic extraction” and can be reported as a Mineral Resource. SRK has determined a level in the block model (45 meters below the lowest mining production level), based on a 5 meter vertical block increment review, below which the RscNSR falls short of covering this cost. The reported Mineral Resource comprises all material above this elevation without re-applying an RscNSR cutoff value to individual blocks, which prevents the reporting of isolated blocks with >35 USD/t RscNSR situated at the base of the model.

Mineral Resource Statement for Timok Upper Zone Project - Cukaru Peki Deposit – Serbia

Effective April 24, 2017 – Qualified Person Martin Pittuck, SRK UK

Category	Resource Domain	Tonnes	Grade			Contained Metal
		Mt	% Cu	g/t Au	% As	Cu Mt	Au Moz
Measured	Ultra-High Grade	0.44	18.7	11.7	0.29	0.082	0.17
	Massive Sulphide	1.7	6.0	4.1	0.29	0.10	0.23
Indicated	Ultra-High Grade	0.95	17.1	11.8	0.24	0.16	0.36
	Massive Sulphide	6.7	5.2	3.4	0.25	0.35	0.73
	Low Grade Covellite	19.0	1.9	1.1	0.17	0.36	0.70
Measured & Indicated	Ultra-High Grade	1.4	17.6	11.8	0.26	0.24	0.52
	Massive Sulphide	8.4	5.4	3.6	0.26	0.45	0.96
	Low Grade Covellite	19.0	1.9	1.1	0.17	0.36	0.70
Inferred	Ultra-High Grade	0.45	15.0	10.8	0.16	0.07	0.16
	Massive Sulphide	0.80	4.9	3.4	0.11	0.04	0.09
	Low Grade Covellite	12.7	1.0	0.44	0.05	0.12	0.18
Total Measured		2.2	8.6	5.7	0.29	0.19	0.40
Total Indicated		26.6	3.3	2.1	0.20	0.87	1.8
Total Measured and Indicated		28.7	3.7	2.4	0.20	1.05	2.2
Total Inferred		13.9	1.6	0.9	0.06	0.23	0.42

Notes to be read in conjunction with the mineral resource table above:

(1)	Resource NSR value used to report the estimate is $US 35 per tonne
(2)	All figures are rounded to reflect the relative accuracy of the estimate
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
(4)	Mineral Resource is reported on 100% basis